Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 19, 2016
TO THE PROSPECTUS DATED MAY 2, 2016

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 2, 2016, as supplemented by Supplement No. 1, dated August 15, 2016 and Supplement No. 2, dated September 1, 2016 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the repayment of a mortgage loan;

•	the completion of a self-tender offer;

•	the disposition of a property; and

•	updates to the plan of distribution.
Repayment of a Mortgage Loan
On September 9, 2016, we repaid one mortgage note borrowing (the "Harborside Mortgage Note") in full prior to its scheduled maturity within the open prepayment period using proceeds from our revolving credit facility. The Harborside Mortgage Note had a balance of approximately $105.3 million as of June 30, 2016, with an interest rate of 5.50% and a maturity date of December 10, 2016. The Harborside Mortgage Note was secured by an office property in the Northern New Jersey market.
After giving effect to the following borrowing transactions that occurred subsequent to June 30, 2016, our total weighted average interest rate decreased from 3.6% to 3.2%: (i) repayment of the Harborside Mortgage Note, (ii) repayment of a $24.0 million mortgage note secured by an office property in the Philadelphia, PA market, with an interest rate of 5.89% and a maturity date of September 1, 2016, and (iii) issuance of a new mortgage note borrowing of $52.5 million secured by an office property in the Washington D.C. market, with an interest rate spread of 1.65% over one-month LIBOR, which matures in August 2023. Furthermore, we no longer have any debt maturing in 2016 and our floating rate borrowings as a percentage of our total borrowings increased from 19% to 29% after these transactions.
Completion of a Self-Tender Offer
On September 13, 2016, we completed a self-tender offer pursuant to which we offered to purchase for cash up to 4,081,632 Class E shares, or approximately $30 million of Class E shares, subject to our ability to increase the number of shares accepted for payment in the offer by up to, but not more than, 2% of our outstanding Class E shares (resulting in a commensurate increase in the number of Class E shares by up to approximately 2.5 million Class E shares) without amending or extending the offer in accordance with rules promulgated by the Commission, at a purchase price of $7.35 per share.
Based on the preliminary count by DST Systems, Inc. (“DST”), the depositary, paying agent and information agent for the tender offer, a total of 10,973,287 Class E shares were properly tendered and not properly withdrawn. In accordance with the terms and conditions of the tender offer and rules promulgated by the Commission, we decided to increase the number of Class E shares accepted for payment in the offer by 2% of our outstanding Class E shares. Therefore, in accordance with the terms and conditions of the tender offer, and based on the preliminary count by DST, we expect to accept for purchase 6,611,746 Class E shares properly tendered and not properly withdrawn prior to the expiration of the tender offer at a purchase price of $7.35 per share, for an aggregate cost of approximately $48.6 million, excluding fees and expenses relating to the tender offer. Based on this preliminary count, the shares expected to be purchased in the tender offer represent approximately 5.23% of our issued and outstanding Class E shares as of September 15, 2016. Based on these preliminary numbers, we anticipate that, following settlement of the tender offer, we will have approximately 119,893,932 Class E shares outstanding. We expect to fund the purchases with draws on our revolving credit facility.

Disposition of a Property
On September 2, 2016, we disposed of an industrial property in Louisville, KY comprising approximately 126,000 net rentable square feet to an unrelated third party. We sold the property, which had a net basis of approximately $4.1 million as of June 30, 2016, for a total sales price of $5.4 million.
Primary Dealer Fee
The following supplements the section of the Prospectus entitled “Plan of Distribution—Underwriting Compensation—Primary Dealer Fee.”
On September 19, 2016, we notified the Dealer Manager that we would pay a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary portion of the offering from September 19, 2016 through November 30, 2016 (the “Managed Offering Term”), but only with respect to sales made by participating broker-dealers that we specifically approved as being eligible (“Primary Dealers”). We have approved three participating broker-dealers as being eligible to participate, generally through selected dealer agreements entered into between the Primary Dealers and the Dealer Manager. In addition, we, the Dealer Manager and the Advisor entered into a new selected dealer agreement (the “Managed Offering Selected Dealer Agreement”) with one of the three approved Primary Dealers, Raymond James & Associates, Inc. (“Raymond James”), pursuant to which Raymond James will use its best efforts to sell Class I shares in transactions entitling it to primary dealer fees during the Managed Offering Term. During the Managed Offering Term, we may allow other participating broker-dealers to join as Primary Dealers eligible to receive primary dealer fees.
As of September 16, 2016, in our ongoing public offering, we had raised $33.9 million in gross proceeds with respect to which the primary dealer fee will apply and paid approximately $1.7 million in primary dealer fees.

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